FILE No.
82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926 - 5 AVE. S.W.
CALGARY, AB T2P 0N7 CANADA
TEL: (403) 233-2636
FAX: (403) 266-2606
www.gold.ca
NAI:CDNX


06010713

SUPPL


SEC MAIL PROCESSING
RECEIVED
FEB 06 2006
WASH. D.C.
185
SECTION

January 27, 2005

United States Securities
& Exchange Commission
Washington, DC 20549
U.S.A

Dear Sirs:

RE: Foreign Private Issuer Exemption File No. 82-4749
News Release Dated January 26, 2006

Please find enclosed 3 copies of the news release listed above.

Yours very truly,

NORTHERN ABITIBI MINING CORP.



BARBARA O'NEILL



NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 26, 2006**

News Release: **06-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI CUTS ANOMALOUS GOLD AND SILVER MINERALIZATION AT SILVER PARK, NEVADA, INCLUDING 1.0 g/t Au OVER 1.52 METERS AND 115 g/t Ag OVER 1.52 METERS

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce results from an 8 hole (922 meter) reverse circulation drill program at its Silver Park Property, Nevada.

The drill program tested silicified fault zones, a silicified low angle unconformity, and large zones of jasperoidal silicification within carbonate host rocks, including 27.4 meters grading 0.4 g/t gold (Au) and 3.4 g/t silver (Ag). Higher grade drilling intercepts also include 1.0 g/t Au over 1.52 meters (five feet) and 115 g/t Ag over 1.52 meters. Anomalous intercepts are summarized in the table below.

Anomalous intervals for drill holes SP05-RC1 to SP05-RC8

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Host rocks
SP05-RC3	36.6	45.7	9.1	0.39	1.7	Dolomite
including	36.6	38.1	1.5	0.70	3.1	Dolomite
SP05-RC4	18.3	19.8	1.5	0.15	91.0	Silicified dolomite
SP05-RC5	10.7	12.2	1.5	0.26	6.6	Silicified dolomite
SP05-RC7	30.5	35.1	4.6	0.30	76.0	Silicified dolomite
including	30.5	32.0	1.5	0.55	35	Silicified dolomite
including	32.0	33.5	1.5	0.21	115	Silicified dolomite
SP05-RC8	10.7	47.2 (EOH)*	36.5	0.32	2.6	Rhyolite and dolomite
including	10.7	38.1	27.4	0.40	3.4	Rhyolite and dolomite
including	16.8	18.3	1.5	1.0	6.6	Rhyolite and dolomite

*(EOH = end of hole). Hole SP05-RC8 was lost at 47.2 meters depth due to mechanical failure and did not reach its intended target.

The Company is pleased with the results of this first pass RC drilling campaign. The drill results demonstrate that Silver Park contains a large area of strong alteration with elevated precious metal values occurring over an area at least 1200 meters by 600 meters.

Of particular note is the highest set of anomalous results in hole RC #8, the only hole testing the Solo Joker Zone. This hole had to be abandoned before its planned target depth due to equipment failure, and the zone remains untested. A map showing surface geology and drill hole locations along with cross sections will be available shortly on the Northern Abitibi website (www.naminco.ca). Data is currently being compiled and interpreted in order to reclassify the targets on site and plan any further work.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 26, 2006**

Northern Abitibi is continuing to evaluate potential exploration projects in Nevada, Canada, and Mexico.

Drill samples were picked up on site by ALS-Chemex and transported to their laboratory in Elko Nevada for processing. All assay work was performed by Induced Coupled Plasma at ALS-Chemex labs of Vancouver, with gold values determined using standard fire assay methods. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

FILE No. 82-4749

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 26, 2006**

News Release: **06-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI CUTS ANOMALOUS GOLD AND SILVER MINERALIZATION AT SILVER PARK, NEVADA, INCLUDING 1.0 g/t Au OVER 1.52 METERS AND 115 g/t Ag OVER 1.52 METERS

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce results from an 8 hole (922 meter) reverse circulation drill program at its Silver Park Property, Nevada.

The drill program tested silicified fault zones, a silicified low angle unconformity, and large zones of jasperoidal silicification within carbonate host rocks, including 27.4 meters grading 0.4 g/t gold (Au) and 3.4 g/t silver (Ag). Higher grade drilling intercepts also include 1.0 g/t Au over 1.52 meters (five feet) and 115 g/t Ag over 1.52 meters. Anomalous intercepts are summarized in the table below.

Anomalous intervals for drill holes SP05-RC1 to SP05-RC8

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Host rocks
SP05-RC3	36.6	45.7	9.1	0.39	1.7	Dolomite
including	36.6	38.1	1.5	0.70	3.1	Dolomite
SP05-RC4	18.3	19.8	1.5	0.15	91.0	Silicified dolomite
SP05-RC5	10.7	12.2	1.5	0.26	6.6	Silicified dolomite
SP05-RC7	30.5	35.1	4.6	0.30	76.0	Silicified dolomite
including	30.5	32.0	1.5	0.55	35	Silicified dolomite
including	32.0	33.5	1.5	0.21	115	Silicified dolomite
SP05-RC8	10.7	47.2 (EOH)*	36.5	0.32	2.6	Rhyolite and dolomite
including	10.7	38.1	27.4	0.40	3.4	Rhyolite and dolomite
including	16.8	18.3	1.5	1.0	6.6	Rhyolite and dolomite

*(EOH = end of hole). Hole SP05-RC8 was lost at 47.2 meters depth due to mechanical failure and did not reach its intended target.

The Company is pleased with the results of this first pass RC drilling campaign. The drill results demonstrate that Silver Park contains a large area of strong alteration with elevated precious metal values occurring over an area at least 1200 meters by 600 meters.

Of particular note is the highest set of anomalous results in hole RC #8, the only hole testing the Solo Joker Zone. This hole had to be abandoned before its planned target depth due to equipment failure, and the zone remains untested. A map showing surface geology and drill hole locations along with cross sections will be available shortly on the Northern Abitibi website (www.naminco.ca). Data is currently being compiled and interpreted in order to reclassify the targets on site and plan any further work.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 26, 2006**

Northern Abitibi is continuing to evaluate potential exploration projects in Nevada, Canada, and Mexico.

Drill samples were picked up on site by ALS-Chemex and transported to their laboratory in Elko Nevada for processing. All assay work was performed by Induced Coupled Plasma at ALS-Chemex labs of Vancouver, with gold values determined using standard fire assay methods. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 26, 2006**

News Release: **06-01** Trading Symbol: TSX Venture-**NAI**

For Further Information Contact: **Jean Pierre Jutras at 1.403.233.2636**
Web: http://www.naminco.ca

NORTHERN ABITIBI CUTS ANOMALOUS GOLD AND SILVER MINERALIZATION AT SILVER PARK, NEVADA, INCLUDING 1.0 g/t Au OVER 1.52 METERS AND 115 g/t Ag OVER 1.52 METERS

Northern Abitibi Mining Corp. ("Northern Abitibi") is pleased to announce results from an 8 hole (922 meter) reverse circulation drill program at its Silver Park Property, Nevada.

The drill program tested silicified fault zones, a silicified low angle unconformity, and large zones of jasperoidal silicification within carbonate host rocks, including 27.4 meters grading 0.4 g/t gold (Au) and 3.4 g/t silver (Ag). Higher grade drilling intercepts also include 1.0 g/t Au over 1.52 meters (five feet) and 115 g/t Ag over 1.52 meters. Anomalous intercepts are summarized in the table below.

Anomalous intervals for drill holes SP05-RC1 to SP05-RC8

Hole #	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Host rocks
SP05-RC3	36.6	45.7	9.1	0.39	1.7	Dolomite
including	36.6	38.1	1.5	0.70	3.1	Dolomite
SP05-RC4	18.3	19.8	1.5	0.15	91.0	Silicified dolomite
SP05-RC5	10.7	12.2	1.5	0.26	6.6	Silicified dolomite
SP05-RC7	30.5	35.1	4.6	0.30	76.0	Silicified dolomite
including	30.5	32.0	1.5	0.55	35	Silicified dolomite
including	32.0	33.5	1.5	0.21	115	Silicified dolomite
SP05-RC8	10.7	47.2 (EOH)*	36.5	0.32	2.6	Rhyolite and dolomite
including	10.7	38.1	27.4	0.40	3.4	Rhyolite and dolomite
including	16.8	18.3	1.5	1.0	6.6	Rhyolite and dolomite

*(EOH = end of hole). Hole SP05-RC8 was lost at 47.2 meters depth due to mechanical failure and did not reach its intended target.

The Company is pleased with the results of this first pass RC drilling campaign. The drill results demonstrate that Silver Park contains a large area of strong alteration with elevated precious metal values occurring over an area at least 1200 meters by 600 meters.

Of particular note is the highest set of anomalous results in hole RC #8, the only hole testing the Solo Joker Zone. This hole had to be abandoned before its planned target depth due to equipment failure, and the zone remains untested. A map showing surface geology and drill hole locations along with cross sections will be available shortly on the Northern Abitibi website (www.naminco.ca). Data is currently being compiled and interpreted in order to reclassify the targets on site and plan any further work.

NORTHERN ABITIBI MINING CORP.

SUITE 500, 926-5TH AVENUE S.W., CALGARY, ALBERTA, T2P 0N7
PH: 403.233.2636 FAX: 403.266.2606

NEWS RELEASE **JANUARY 26, 2006**

Northern Abitibi is continuing to evaluate potential exploration projects in Nevada, Canada, and Mexico.

Drill samples were picked up on site by ALS-Chemex and transported to their laboratory in Elko Nevada for processing. All assay work was performed by Induced Coupled Plasma at ALS-Chemex labs of Vancouver, with gold values determined using standard fire assay methods. Duplicate samples and blanks were included with each batch of samples and checked to ensure proper quality assurance and quality control (QA/QC). The Qualified Person responsible for the design and implementation of the field program as well as the preparation of this news release was Dr. Shane Ebert, P.Geo., and President of the Company.

"Shane Ebert"
Shane Ebert
President/Director

The TSX Venture Exchange has neither approved nor disapproved of the contents of this press release.

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as "expects", "projects", "plans", "anticipates" and similar expressions, are forward-looking information that represents management of Northern's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Northern. The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Northern's actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Northern's filings with the Canadian securities authorities. Accordingly, holders of Northern shares and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Northern disclaims any responsibility to update these forward-looking statements.